July Gross Sales and Investments

São Paulo, Brazil, August 15, 2006 — Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (PN)], announces July 2006 sales performance (unaudited preliminary figures) and the updating of the Investments Plan for 2006. The information presented below was calculated based on consolidated numbers and in Reais, according to the current Corporate Law.

July 2006 Sales Performance	2006 Investments

        In July 2006, CBD’s gross sales reached R$1,315.3 million – a 0.3% fall compared to the previous year. Net sales totaled R$1,105.8 million, a 0.8% increase compared to the same period of 2005. Sales in the ‘same stores’ concept recorded a slight drop of 1.5% in the month.

        Among the factors which contributed to the performance presented by CBD in July we highlight:

        V   The price deflation continuity, with an
             accumulated fall of nearly 3% over the last
             12 months (IPCA Food Inflation);

        V   The calendar effect (the month of July had
             one Friday less compared to the
             previous year): an impact of around
             100 BPS is estimated;

        V   The closing of 18 stores in the previous
             quarter, aligned with the goal of further
             profitability gains, which represented about
             1.3% of the Company’s sales.

        In spite of the good performance presented by the non-food categories (19.5%), CBD’s sales are still impacted by the weak performance of food products sales (-7.6%).
In the first half of 2006, CBD’s investments were focused mainly on the acquisition of strategic land, to ensure the Investments Plan for 2006-2007.

        The opening of 16 new stores (5 hypermarkets and 11 supermarkets) is expected this year — most of them are already under construction.

        The Company will maintain its focus on the acquisition of new lands to keep up with its Investments Plan for 2006-2007. The remodeling and maintenance of existing stores will also be promoted, as well as investments in logistics and infrastructure.

        Considering the recent closings of stores, the sales area should increase by nearly 3% this year.

        The Company points out that for next years the sales area growth will be further steepened, as 30 store openings were already defined for 2007.

Note: Same store sales figures include only stores with, at least, 12 months of operation

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD) Daniela Sabbag Investor Relations Phone: (55) (11) 3886-0421 Fax: (55) (11) 3884-2677 e-mail: cbd.ri@paodeacucar.com.br website: www.cbd-ri.com.br